April 16, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed November 8, 2012
File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated November 16, 2012, relating to Amendment No. 6 to the Registration Statement on Form S-1, File No. 333-178727, filed on November 8, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 7, as well as four copies of a blacklined version of Amendment No. 7, marked to show changes from Amendment No. 6 to the Registration Statement filed on November 8, 2012. Page references in the responses below are to Amendment No. 7.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of

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Mr. Larry Spirgel	April 16, 2013
U.S. Securities and Exchange Commission

the Securities Act of 1933 (the “Act”). The Company also respectfully advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in our offering. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

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Mr. Larry Spirgel	April 16, 2013
U.S. Securities and Exchange Commission

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias
Norman Smagley

Enclosures